

connetics*
Controlling Autoimmune, Skin and Liver

8 June 2006

BY FACSIMILE (202-772-9217)

Ms. Amy Bruckner
Staff Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

       Re: **Connetics Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 000-27406

Dear Ms. Bruckner:

John Higgins forwarded your voice mail message yesterday. I apologize for any
appearance of non-responsiveness on Connetics' side. As I advised Mr. Rosenberg in a
voice mail on June 2, 2006, we did not receive a fax copy of the May 16, 2006 letter
from the SEC. In fact, we did not receive the original until June 2, 2006. Mr. Higgins
forwarded it to my office immediately, and I called Mr. Rosenberg that morning to alert
the Division that we had just received the letter, that we were reviewing it, and that we
would get back to you no later than the end of this week with our plan of compliance.

At this time, we anticipate being able to file a full response with your office next week.
In the meantime, if you have additional questions please direct your comments to me at
(650) 843-2843, or by email to kchurch@connetics.com.

Sincerely,

Katrina J. Church
Exec. Vice President, Legal Affairs
General Counsel and Secretary

Cc: Mr. John L. Higgins

L:\Correspondence\Corr 2006\L2006-0118v1 - SEC (submission).doc

3160 Porter Drive, Palo Alto, California 94304 · T 650.843.2800 · F 650.843.2899 · www.connetics.com